April 7, 2011

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Morningstar, Inc. Definitive Proxy Materials
For 2011 Annual Shareholders’ Meeting to be held on May 17, 2011

Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), and in connection with its 2011 Annual Shareholders’ Meeting to be held on May 17, 2011 (the “Annual Meeting”), I submit herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as modified by Item 309 of Regulation S-T, definitive copies of the following documents relating to the Annual Meeting:  (i) letter to shareholders; (ii) Notice of Internet Availability of Proxy Materials; (iii) Notice of Annual Meeting; (iv) Proxy Statement; and (v) form of Proxy (collectively, the “Proxy Materials”).

In accordance with Instruction 3 of Item 10 of Schedule 14A under the Exchange Act, as modified by Item 309 of Regulation S-T, please be advised that the full text of the Company’s proposed 2011 Stock Incentive Plan (the “Plan”) is included as Appendix A to the Proxy Statement submitted herewith.

Pursuant to Instruction 5 of Item 10 of Schedule 14A under the Exchange Act, please be advised that assuming that its shareholders approve the Plan at the Annual Meeting, the Company intends to register the securities covered by the Plan on Form S-8 under the Securities Act of 1933, as amended, between June 2011 and August 2011.

The Company will furnish the Commission with seven copies of its annual report to security holders (the “Annual Report”) in accordance with Rule 14a-3(c) under the Exchange Act.  The Proxy Materials and the Annual Report are expected to be distributed to the Company’s shareholders on or about April 7, 2011.

If questions arise concerning the foregoing or the Proxy Materials, please contact the undersigned at (312) 384-3996.

Very truly yours,

/s/ Heidi T. Miller
Heidi T. Miller
Associate General Counsel and Assistant Corporate Secretary